Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

STRONG FIRST QUARTER 2018 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, May 4, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter ended March 31, 2018.

“We had another successful quarter with strong operational results driving year-over-year Company FFO per unit growth of 12%,” said Brian Kingston, chief executive officer. “We continue to generate attractive returns from our capital recycling initiatives from both balance sheet assets and private real estate funds.”

Financial Results

	Three months ended March 31,
(US$ Millions, except per unit amounts)	2018	2017
Net income(1)	$1,023	$187
Company FFO(2)	$268	$237

Net income per LP unit(3)	$0.69	$(0.21)
Company FFO per unit(4)	$0.38	$0.34

Net income for the quarter ended March 31, 2018 was $1,023 million ($0.69 per LP unit) versus $187 million ($(0.21) per LP unit) for the same period in 2017.  The increase is attributable to a higher Company FFO, fair value gains in our Core Office and Opportunistic businesses and taxes. These increases were offset in part by fair value reductions in our Core Retail portfolio.

Company FFO was $268 million ($0.38 per unit) for the quarter ended March 31, 2018 compared with $237 million ($0.34 per unit) for the same period in 2017. The increase in Company FFO is primarily attributable to same-property growth in our Core Office operations, and net investment activity.

Operating Highlights

Excluding a one-time gain last year, our Core Office operations generated 13% quarter-over-quarter growth and Company FFO of $153 million for the quarter ended March 31, 2018 compared to $136 million on a comparable basis or $156 million in total in the same period in 2017. Our Core Office portfolio generated 6.0% same-property growth and benefitted from the exchange of foreign currency into US dollars.

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Company FFO per unit is calculated based on 703.6 million units and 706.9 million units outstanding for the three months ended March 31, 2018 and 2017, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Occupancy in our Core Office portfolio finished the quarter at 92.6%, consistent with the prior quarter and up 1.1% over the prior-year period, on just shy of a million square feet of total leasing. New leases were signed at average rents approximately 17% higher than leases that expired during the quarter.

Our Core Retail operations generated Company FFO of $116 million for the quarter ended March 31, 2018 compared to $110 million in the comparable period in 2017. The $6 million variance is primarily attributable to increased investment in this segment.

Same-property Core Retail occupancy finished the first quarter of 2018 at 94.3%, a decrease of 0.4% over the prior-year period, with average suite-to-suite rent spreads of 21% for leases commencing in the trailing 12 months. Tenant sales (excluding anchors) increased by 1% on a trailing 12-month basis to $21.4 billion.

Our opportunistic investments generated Company FFO of $114 million for the quarter ended March 31, 2018, compared to $83 million in the first quarter of the prior year. The positive variance is attributable to an increase in capital allocated to this business, strong operating performance from our hospitality assets, and increased earnings from our multifamily business augmented by the sale of a development property in the quarter.

	Three months ended March 31,
(US$ Millions)	2018	2017
Company FFO by segment
Core Office	$153	$136
Core Office gain	-	20
Core Retail	116	110
Opportunistic	114	83
Corporate	(115)	(112)
Company FFO(1)	$268	$237

(1)	See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Strategic Initiatives

Dispositions

During the first quarter, we advanced a number of our capital recycling initiatives:

•	Sold a 50% interest in Bay Adelaide Centre East and West towers in Toronto for C$850 million. The properties were refinanced (details below) concurrent with the sale, resulting in total net proceeds of C$566 million which were used to pay down the term loan and revolver used to privatize Brookfield Canada Office Properties in 2017.
•	Sold our 51% direct interest in 1801 California Street in Denver for $286 million, resulting in net proceeds of $159 million.
•	Sold three U.S. hospitality properties for $572 million ($348 million at BPY’s share).
•	Sold three U.S. multifamily properties for $282 million ($66 million at BPY’s share).
•	Sold three opportunistic office assets in Southern California for $60 million ($18 million at BPY’s share).
•	Sold three triple net lease properties for $41 million ($12 million at BPY’s share).

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	A 15-property student housing portfolio servicing 12 university cities in the UK for £520 million (£133 million at BPY’s share).
•	A UK-based owner-operator of 1,160 serviced apartments with assets in the UK and continental Europe for £457 million (£126 million at BPY’s share).
•	The office building at 333 West 34th St. in New York City for $225 million ($56 million at BPY’s share).

In addition, subsequent to quarter-end, we acquired:

•	The Equinox Business Park, a four-building, 1.3-million-square-foot class A office park in Mumbai, India for $375 million ($121 million at BPY’s share).
•	The 1.4-million-square-foot office building at 175 West Jackson St. in Chicago for $305 million ($78 million at BPY’s share).
•	SI Centrum, a 1.2-million-square-foot mixed-use complex in Stuttgart, Germany for €145 million (€45 million at BPY’s share).

GGP Transaction Update

On March 26, 2018, we announced that we had entered into a definitive agreement with GGP Inc. for BPY to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by BPY and its affiliates. The preliminary proxy statement/prospectus was filed on May 2 and the transaction is progressing in normal course.

Balance Sheet Update

During the quarter, we executed on the following transactions to increase our balance sheet flexibility, increase liquidity and extend the maturity of our debt:

•	Refinanced the Five Manhattan West office building in New York for $1.2 billion. The loan has a seven-year term at a fixed rate of 4.2%. Net proceeds to BPY were $303 million.
•	Refinanced the Principal Place office tower in London for £460 million, generating net proceeds to BPY of £123 million. The loan term is for 10 years at a fixed interest rate of approximately 3%.
•	Refinanced the Bay Adelaide Centre office complex in Toronto for C$900 million. The loan was secured through the issuance of bonds with 10-year terms and a blended fixed interest rate of 3.9%.
•	Financed or refinanced a portfolio of U.S. industrial operating and development assets for an aggregate of $286 million. The loans have three-year terms at a weighted average floating interest rate of L+1.56%.
•	Refinanced the EY Tower office building in Los Angeles for $265 million. The loan term is 2.5 years at a floating rate of L+2.0%. Net proceeds to BPY were $42 million.

Distribution Declaration

The Board of Directors has declared the quarterly distribution of $0.315 per unit payable on June 29, 2018 to unitholders of record at the close of business on May 31, 2018.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on May 4, 2018 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP Inc. (“GGP”), if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the Partnership’s stated plans for settling the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2018 first quarter results as well as the letter to unitholders and supplemental information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on May 4, 2018 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 8981028, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 8981028.

Additional Information and Where to Find It

A portion of this communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. and GGP Inc. (“GGP”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, on May 2, 2018, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed on May 2, 2018 a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements have not yet become effective. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. The GGP proxy statement/prospectus, when in definitive form, will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

	Mar. 31,	Dec. 31,
(US$ Millions)	2018	2017
Assets
Investment properties	$52,828	$51,357
Equity accounted investments in properties	19,613	19,761
Property, plant and equipment	6,663	5,457
Participating loan notes	528	517
Financial assets	218	176
Accounts receivable and other	4,693	4,155
Cash and cash equivalents	1,969	1,491
Assets held for sale	114	1,433
Total Assets	$86,626	$84,347
Liabilities and Equity
Corporate debt obligations	$1,572	$1,359
Funds subscription facilities	708	431
Asset-level debt obligations	35,250	33,402
Subsidiary borrowings	1,148	1,692
Capital securities	4,241	4,165
Deferred tax liability	2,539	2,888
Accounts payable and other liabilities	4,355	3,970
Liabilities associated with assets held for sale	547	1,316
Total liabilities	50,360	49,223
Equity
Limited partners	7,528	7,395
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,725	14,500
Limited partner units of Brookfield Office Properties Exchange LP	290	285
Interests of others in operating subsidiaries and properties	13,717	12,938
Total Equity	36,266	35,124
Total Liabilities and Equity	$86,626	$84,347

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property and hospitality revenue	$1,579	$1,369
Direct commercial property and hospitality expense	(741)	(632)
	838	737
Investment and other revenue	41	159
Share of net earnings from equity accounted investments	228	333
	1,107	1,229
Expenses
Interest expense	(520)	(472)
Depreciation and amortization	(72)	(63)
General and administrative expense	(169)	(151)
Investment and other expense	-	(122)
	346	421
Fair value (losses) gains, net	617	(76)
Income tax (expense)	60	(158)
Net income	$1,023	$187

Net income attributable to:
Limited partners	$192	$(60)
General partner	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	330	(103)
Limited partner units of Brookfield Office Properties Exchange LP	8	(3)
Interests of others in operating subsidiaries and properties	493	353
	$1,023	$187

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property and hospitality revenue	$1,579	$1,369
Direct commercial property and hospitality expense	(741)	(632)
NOI	838	737
Investment and other revenue	41	159
Share of equity accounted income excluding fair value gains	227	212
Interest expense	(520)	(472)
General and administrative expense	(169)	(151)
Investment and other expense	-	(122)
Depreciation and amortization of non-real estate assets	(7)	(6)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(182)	(155)
FFO	228	202
Depreciation and amortization of non-real estate assets, net(1)	9	6
Transaction costs(1)	18	14
Gains/losses on disposition of non-investment properties(1)	-	(1)
Imputed Interest(2)	13	5
FFO from GGP Warrants(3)	-	11
Non-controlling interests - Company FFO	-	-
Company FFO	$268	$237

FFO	228	202
Depreciation and amortization of real estate assets	(65)	(57)
Fair value (losses) gains, net	617	(76)
Share of equity accounted income - Non FFO	1	121
Income tax (expense) benefit	60	(158)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(311)	(198)
Non-controlling interests of others in operating subsidiaries and properties	493	353
Net income	$1,023	$187

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Represents incremental FFO that would have been attributable to the partnership's shares of GGP, if all outstanding warrants of GGP had been exercised including the dilution to FFO as a result of the issuance of additional common shares by GGP to give effect to the warrant exercise. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership’s settlement of the warrants on such a basis. The warrants were exercised in the fourth quarter of 2017.

NET INCOME PER UNIT
	Three months ended
	Mar. 31, 2018			Mar.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$530	703.6	$0.75	$(166)	706.9	$(0.23)
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	530	773.6	0.69	(166)	776.9	(0.21)
Dilutive effect of conversion of capital securities and options(2)	5	18.3	0.27	-	-	-
Fully-diluted per IFRS	$535	791.9	$0.68	$(166)	776.9	$(0.21)

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the twelve months ended December 31, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Mar. 31, 2018			Mar.31, 2017
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$530	703.6	$0.75	$(166)	706.9	$(0.23)
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	5	18.3	0.27	9	33.4	0.27
Fully-diluted per management	$564	791.9	$0.71	$(128)	810.3	$(0.16)

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.